THRIVENT SERIES FUND, INC.

625 FOURTH AVENUE SOUTH

MINNEAPOLIS, MINNESOTA 55415

June 13, 2017

VIA EDGAR CORRESPONDENCE

Alberto Zapata

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thrivent Series Fund, Inc. Proxy Statement on Schedule 14A
File No. 811-04603

Mr. Zapata:

Thank you for taking the time on June 8, 2017 to provide your comments to the proxy statement on Schedule 14A filed on May 31, 2017 by Thrivent Series Fund, Inc. (the “Registrant”). The following is a description of the comments raised by you, along with a description of the Registrant’s response to each comment. Any defined terms used in this letter that are not defined herein have the definitions given to them in the proxy statement.

1) Please file the proxy card with the definitive filing.

The Registrant will file the proxy card with the definitive filing.

2) In the first answer under “Important Information for Contractholders,” please describe the difference between a fundamental and non-fundamental investment objective.

The Registrant will add the requested disclosure.

3) In the second answer under “Important Information for Contractholders,” please add disclosure stating that a relatively small number of contractholders can determine the outcome of the vote on the proxy.

The Registrant has added the requested disclosure.

4) In the third answer under “Important Information for Contractholders,” please add disclosure to improve the readability of the first sentence.

The Registrant has added the requested disclosure.

5) In the fifth answer under “Important Information for Contractholders” and in the Proxy Statement under “Proposals,” please provide an example of what actions the Board might consider if the proposals are not approved.

The Registrant has added the requested disclosure.

6) The sixth answer under “Important Information for Contractholders” and the Proxy Statement under “Proposal 2” states that changing the investment objective to fundamental will enable the Board in the future to change the investment objective without the cost of proxy solicitation for shareholders. Please consider whether any revisions to the disclosure are appropriate in light of the fact that the Portfolio’s shareholders are not paying for this proxy solicitation.

The Portfolio’s shareholders are not paying for this proxy solicitation, but it is possible that they would have to pay for a future proxy solicitation for changing the Portfolio’s investment objective. The Registrant has added disclosure to clarify this point.

7) In the ninth answer under “Important Information for Contractholders” and in the Proxy Statement under “Proposal 1 – Thrivent Financial’s Recommendation and Board of Directors’ Action,” please add disclosure regarding whether the changes upon which shareholders are not voting will change fees and expenses of the Portfolio.

The Registrant has added the requested disclosure.

8) Pursuant to Rule 14a-6(e)(1), the preliminary proxy statement should be clearly marked “Preliminary Copies.”

The Registrant acknowledges this comment for implementation with future proxy statements.

9) Pursuant to Item 22(a)(3)(i), please disclose the name and address of the Portfolio’s principal underwriter, if applicable.

The Portfolio does not have a principal underwriter, and thus no additional disclosure is necessary.

10) Under “Proposal 1 – Introduction,” please add disclosure regarding how the Portfolio defines “U.S. government bonds.”

The Registrant has added the requested disclosure.

11) If the Board considered any additional negative factors regarding Proposal 1, please disclose this under “Proposal 1 – Thrivent Financial’s Recommendation and Board of Directors’ Action.”

The most significant factors considered by the Board are already disclosed. Accordingly, the Registrant believes that no additional disclosure is necessary.

12) In the second bullet under “Proposal 1 – Thrivent Financial’s Recommendation and Board of Directors’ Action,” please add disclosure to clarify that the asset-backed securities and mortgage-backed securities in which the Portfolio will invest are issued by U.S. government agencies and instrumentalities.

The Registrant has added the requested disclosure.

13) Under “Proposal 1 – Other Proposed Changes to the Portfolio – Principal Investment Strategies,” please add disclosure to explain that the Portfolio would have to change its name if it invests less than 80% of its net assets in U.S. government bonds.

The Registrant has added the requested disclosure.

14) Under “Proposal 1 – Other Proposed Changes to the Portfolio,” please add disclosure stating that the Portfolio will incur transaction costs when changing its composition.

The Registrant has added the requested disclosure.

15) Under “Proposal 1 – Other Proposed Changes to the Portfolio – Principal Risks,” please disclose any current principal risks to which the Portfolio is subject that it will no longer be subject to if the proposal is approved.

There are no such risks, and thus no additional disclosure is necessary.

16) Under “Additional Information About the Portfolio – Shareholder Information,” if any entity owns more than 25% of the Portfolio please disclose the definition of “control” under the Investment Company Act.

The Registrant has added the requested disclosure.

17) Under “Voting and Shareholder Meeting Information – General,” please confirm the accuracy of the first sentence.

The Registrant hereby confirms the accuracy of the first sentence.

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If you have any additional comments or questions, please feel free to contact me at (612) 844-4198.

Thank you,

/s/ Michael W. Kremenak

Michael W. Kremenak

Secretary and Chief Legal Officer